

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045232

February 17, 2005

Arnold R. Carlson
978 Vincent E.
Venice, FL 34285-6330

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2005

Re: Kimberly-Clark Corporation
Incoming letter dated December 24, 2004

Dear Mr. Carlson:

This is in response to your letter dated December 24, 2004 concerning the shareholder proposal submitted to Kimberly-Clark by Arnold R. Carlson. On December 21, 2004, we issued our response expressing our informal view that Kimberly-Clark could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.


RECD S.E.C.
FEB 1 8 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Steven Kemps
Senior Counsel and Assistant Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

ARNOLD R. CARLSON

978 Vincent E.
Venice, FL 34285-6330 E-Mail <acarlson2@Verizon.net>
December 24, 2004

Office of Chief Council
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D C 20509

Re: Kimberly-Clark

Good Morning,

Please be advised that I did receive the signature card for my correstpondence to your department yesterday. I had been concerned that this letter had been misdirected.

I would like to point out some further facts about Divd. Reinv. Plans. The enclosed article ask, “why do companies have these plans.” The answer was that for Companies raising capital, it is cheaper and easier than paying Wall Street to peddle their stock in a one-time offering.

Kimberly-Clark have neglected to inform you just how much money is taken in annually. This money is put in an account and used for operations.

Thank you for your attention to my interest in bettering the KMB Dividend Reinvestment Plan.

Sincerely yours,



Arnold R. Carlson

STREET TALK

DRIPs offer way to pool dividends

NEW YORK — What's better than buying stocks without paying a commission? Buying stocks commission-free but also at a discount to their market price. This isn't one of those offers that's too good to be true. So please read on.

Many companies sell stock directly to individuals — no charge, and at 3% to 5% below market value — through dividend reinvestment plans, or DRIPs. Last month, I suggested company-sponsored dividend reinvestment plans as a conservative way to tiptoe into an expensive stock market. I've gotten enormous response from readers wanting more on that subject. So what follows is a little corner of the DRIP world you may find interesting.



DANIEL KADLEC

There are some 900 companies offering DRIPs, including household names such as **Exxon** and **Coca-Cola**. The basic DRIP lets individuals buy stock directly from a company by automatically reinvesting dividends. There is no commission on shares bought that way. Most plans also allow monthly or quarterly optional cash payments beyond the dividends — at no commission.

But there is a subset of this DRIP universe — about 100 companies — that reinvest the dividends at up to 5% below market price. And a subset of that subset — about 20 companies — that also will invest optional cash payments at a similar discount, according to *DRIP Investor*, a newsletter edited by Charles Carlson. Why do they do it? For companies raising capital, it's cheaper and easier than paying Wall Street to peddle their stock in a one-time offering. The companies basically are kicking back some of their savings to investors.

You won't find many household names on the subset of 20, which consists mainly of water utilities and some financial companies. But Carlson really likes two: **American Water Works** and **United Mobile Homes**. Both reinvest dividends and optional payments at 5% below market value.

A word of caution: Even at a discount and without commission, stocks have to go up to be real winners. And DRIPs are strictly for long-term investors. Make sure you know what you're buying. Companies with attractive reinvestment plans aren't necessarily good investments. But if you like a company on its merits, a commission-free, discounted DRIP may make it an exceptional value.